UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


10035289

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 09 (MM/DD/YY) AND ENDING 12 / 31 / 09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Trading, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Davis **630-482-5134**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/2010
JD

OATH OR AFFIRMATION

I, **Catherine Davis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CRT Trading, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Catherine E Davis
Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
February 25, 2010


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of financial condition	2
Notes to the statement of financial condition	3 - 6

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
CRT Trading, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of CRT Trading, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CRT Trading, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2010

CRT Trading, LLC

Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 49,867
Receivables from clearing broker	3,252,232
Securities owned, pledged	4,178,058
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $1,558,524	162,802
Due from affiliate	34,565
Other assets	31,987
Total assets	**$ 7,709,511**

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 3,609,575
Due to affiliates	145,892
Accrued employee compensation and benefits	145,018
Accounts payable and accrued expenses	55,064
Total liabilities	3,955,549
Member's equity	3,753,962
Total liabilities and member's equity	**$ 7,709,511**

See Notes to the Statement of Financial Condition.

Note 1. Organization and Nature of Business

CRT Trading, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC). The Company engages in the business of conducting proprietary trading activities. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by CRT Holdings, LLC (the Member), which is controlled by Joseph J. Ritchie. The operating agreement provides that the Company will continue until dissolved by the Member.

The Company has entered into agreements with Goldman Sachs Execution and Clearing, L.P. ("GSEC"), an unrelated broker-dealer, to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's securities and substantially all of its capital are held by such broker-dealer to facilitate the Company's trading activities.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification ("Codification")* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on credit balances.

Fair value of financial instruments: Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains. Fair value is generally based on published market prices.

Furniture, equipment, and leasehold improvements: Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, and are carried at cost, less accumulated depreciation and amortization. Computer equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment is depreciated over an estimated useful life of five years, and furniture and fixtures over seven years. Leasehold improvements are amortized over an estimated useful life of five years.

Interest and dividends: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and securities sold, not yet purchased, by the Company were comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 4,178,058	$ 2,310,616
Exchange traded funds	-	1,298,959
	$ 4,178,058	$ 3,609,575

Securities owned are generally pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4. Fair Value of Financial Instruments

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Note 6. Related Party Transactions (Continued)

JT Real Estate, LLC, an affiliated entity by common ownership, leases space to the Company. As of December 31, 2009, $3,803 was payable for such services.

As of December 31, 2009, $34,565 was due to the Company from Fox River Execution Technology, LLC, an affiliated entity by common ownership, for consulting services.

Note 7. Commitments and Contingencies

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8. Market and Credit Risk

Market risk is the potential for changes in the value of financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the assets are traded. The Company manages its exposure to market risk through various analytical monitoring techniques.

As of December 31, 2009, the Company clears all of its trades through GSEC. In the event GSEC does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

The Company is required to maintain a balance of $1,000,000 with its clearing broker.

The Company sometimes maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $2,513,140 and $100,000, respectively. The Company's ratio of aggregate indebtedness to capital was 0.14 to 1.

Note 10. Subsequent Events

In May 2009, the FASB issued guidance establishing principles and requirements for subsequent events accounting and disclosure, setting forth general principles of accounting for and disclosures of events that occur after the balance sheet date but before the date the financial statements are either issued or available to be issued. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, the date the financial statements were issued. There are no subsequent events to disclose.

Note 4. Fair Value of Financial Instruments (Continued)

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities and exchange-traded funds traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Description		Fair Value Measurements Level 1
Assets:		
Securities Owned		
Equities	$	4,178,058
Liabilities:		
Securities Sold, Not Yet Purchased		
Equities	$	2,310,616
Exchange traded funds		1,298,959
	$	3,609,575

Note 5. Fixed Assets

At December 31, 2009, fixed assets consist of computer equipment with a net book value of $162,690, furniture and fixtures with a net book value of $112, and leasehold improvements with a net book value of $0.

Note 6. Related Party Transactions

Fox River Financial Resources, Inc., an affiliated entity by common ownership, provides certain management services, such as payroll processing, accounting, and other administrative services. As of December 31, 2009, $93,784 was payable for such services. The Member pays certain expenses on behalf of the Company. As of December 31, 2009, $43,115 was payable to the Member. Other entities affiliated by common ownership provided various accounting and administrative services and as a result, $5,190 was due at December 31, 2009, to these entities.

CRT Trading, LLC

Statement of Financial Condition Report

December 31, 2009

(Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities and Exchange Act of 1934.)